Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(b) of the Securities Act (British Columbia), Section 146(b) of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.

Name and Address of Company

KIMBER RESOURCES INC.

215 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

(“Kimber” or the “Company”)

Item 2.

Date of Material Change

November 18, 2009

Item 3.

News Release

A news release announcing the material change was issued by Kimber on November 18, 2009 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.

Summary of Material Change

The Company has announced a new high grade gold – silver mineral resource estimate and improved metallurgical recoveries for its Carmen deposit in at its 100% owned Monterde property in Mexico’s Sierra Madre mining district.

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Item 5.

Full Description of Material Change

See the copy of the Company’s November 18, 2009 press release attached as Schedule “A”.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.

Executive Officers

Mr. Gordon Cummings, President & CEO, is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Ext. 103).

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 27th day of November, 2009

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SCHEDULE A

KIMBER ANNOUNCES HIGH GRADE GOLD-SILVER MINERAL RESOURCE ESTIMATE
AND IMPROVED METALLURGICAL RECOVERIES FOR CARMEN DEPOSIT

New Upgraded Geologic Model Supports Improved Recoveries -
96% for Gold & 72% for Silver for High Grade Mineral Resource

November 18, 2009

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE AMEX:KBX, TSX:KBR) is pleased to announce a new, upgraded mineral resource estimate for the Carmen Deposit at its 100% owned Monterde project, located in Mexico’s Sierra Madre mining district.  This estimate defines a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall significantly larger, lower grade mineral resource. This new mineral resource estimate is based on 587 drill holes and 329 metallurgical tests completed to date, and has been created after a thorough geological and metallurgical review. The base case high grade mineral resource estimate is tabulated below, while additional details follow later in this release.

Base Case High Grade Mineral Resource Estimate for Carmen Deposit

(At a 3g/t Recoverable Gold Equivalent Cut-off)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated	3,660	4.19	165.2	492,900	19,440,700
Additional Inferred	1,921	4.40	94.6	271,800	5,845,000

The high grade resource lies within an overall halo of lower grade mineralization.  The base case total resource estimate, inclusive of the high grade estimate, is tabulated below.

Base Case Total Mineral Resource Estimate (inclusive of High Grade) for Carmen Deposit

(At a 0.3g/t Recoverable Gold Equivalent Cut-off)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated	19,500	1.12	59.0	699,700	36,978,700
Additional Inferred	10,800	1.09	32.0	381,600	11,155,400

“We are extremely pleased with this new mineral resource estimate for the Carmen Deposit, which is underpinned by a very detailed geological model and technical work program, and which defines a significant tonnage of high grade gold-silver mineral resources with excellent metallurgical recoveries,” said Gordon Cummings, President & CEO of Kimber. “Kimber is now in a position to commence the formal review of economics of the Carmen Deposit, based on this high grade gold-silver mineral resource, and we will review the optimal combination of open pit and underground operations, with a focus on profitability.”

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Metallurgical Recovery Highlights for High Grade Mineral Resource

Based on 329 individual metallurgical recovery characterization tests conducted across the entire Carmen deposit, trends have been identified that allowed recovery to be related to location within the deposit (along strike and to depth) and to grade, for each of silver and gold.

As a result of this extensive test work, at a cut off of 3 g/t recoverable gold equivalent, average modelled gold recoveries were 96% for indicated mineral resources and inferred mineral resources while the average modelled silver recovery was 72% for indicated mineral resources and 75% for inferred mineral resources.

Mineral Resource Estimation Process

The mineral resource estimate for the Carmen Deposit at Monterde was prepared by Mr. Gary Giroux P.Eng. a senior associate of Micon International and the results are effective at November 17, 2009.  This mineral resource estimate was prepared using a three dimensional block model and ordinary kriging of 6 x 6 x 6 metre blocks while the inverse distance squared method was used for comparative purposes. The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Mare, P.Geo.   Mr. Petrus (Marius) Mare, P.Geo. is the Vice-President Exploration, and the designated Qualified Person (“QP”) for the Monterde project under National Instrument 43-101. Models of the geology and mineralization of gold and silver at Carmen were reviewed and approved by Mr. Terrence Hennessey P.Geo. of Micon International. The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels P.Geo. of PEG Mining Consultants Inc. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans P.Eng., President of Micon International. Interpolated results are reported in indicated and inferred categories and were based on continuity of the mineralization and sample density.

This new mineral resource estimate for Carmen includes a high grade mineral resource considered to be potentially amenable to underground mining, and which is surrounded by a lower grade mineral resource halo, some of which may be amenable to open pit mining.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

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Details of High Grade Mineral Resource update for Carmen Deposit

Since the last block model mineral resource estimate for the Carmen deposit, reported in July 2006, Kimber has drilled an additional 18 core holes and 125 reverse circulation drill holes.  In addition, 121 previously drilled, non-geotechnical core holes have been included in the drill hole database for mineral resource purposes.  During 2008 and 2009, the principal objectives for the Carmen deposit have been the compilation of all of the geologic data to provide geological control for the resource estimates; and the modelling of the distribution of silver recoveries within the deposit.  Gold recoveries do not vary much within the Carmen deposit.  This new, upgraded mineral resource estimate is the result of this work.

The high grade mineral resource estimates at various cutoff grades are shown below, with the base case bolded:

High Grade Mineral Resource Estimate for Carmen Deposit - Indicated (At Various Cut-off Grades)

Cutoff Grade (Recoverable AuEq* g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq* (g/t)	Gold (ozs)	Silver (ozs)
1.50	4,780	3.60	151.9	5.10	553,100	23,348,700
2.00	4,530	3.73	154.3	5.28	543,100	22,471,100
2.50	4,160	3.92	158.5	5.55	524,400	21,202,500
3.00	3,660	4.19	165.2	5.93	492,900	19,440,700
3.50	3,080	4.55	174.0	6.43	450,600	17,231,300
4.00	2,540	4.97	184.2	7.01	405,800	15,044,600

High Grade Mineral Resource Estimate for Carmen Deposit - Inferred

(At Various Cut-off Grades)

Cutoff Grade (Recoverable AuEq* g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq* (g/t)	Gold (ozs)	Silver (ozs)
1.50	2,850	3.54	84.4	4.37	324,500	7,738,300
2.00	2,620	3.73	87.8	4.60	313,900	7,396,400
2.50	2,297	4.02	91.0	4.93	297,100	6,720,600
3.00	1,921	4.40	94.6	5.35	271,800	5,845,000
3.50	1,561	4.81	99.9	5.84	241,500	5,014,000
4.00	1,224	5.29	107.1	6.42	208,100	4,216,300

* Note 1:  Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12 / 750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

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Total Mineral Resource, Inclusive of High Grade, for Carmen Deposit

A second set of mineral resource tables are provided below to show the grades and tonnages for the entire Carmen deposit, inclusive of high grade mineral resource estimates detailed above. These tables reflect the block grades that might be considered in a large scale open pit operation.

Modelled gold recovery for total indicated and inferred mineral resources was 94%.  Modelled silver recovery averaged 55% for total indicated mineral resources and 61% for total inferred mineral resources.  The total mineral resource estimate at various cutoff grades is tabulated below, with the base case bolded.

Total Mineral Resource Estimate (inclusive of High Grade) for Carmen Deposit - Indicated

(At Various Cut-off Grades)

Cutoff Grade (Recoverable AuEq* g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq* (g/t)	Gold (ozs)	Silver (ozs)
0.10	46,650	0.55	33.4	0.76	823,400	50,066,700
0.20	28,280	0.83	46.2	1.16	756,500	42,047,700
0.30	19,500	1.12	59.0	1.57	699,700	36,978,700
0.40	15,750	1.32	67.6	1.86	667,400	34,246,100
0.50	13,240	1.51	75.8	2.13	640,700	32,259,100
0.60	11,480	1.68	82.9	2.37	618,200	30,594,400
0.70	10,260	1.82	88.7	2.57	600,400	29,251,000
0.80	9,430	1.93	93.0	2.74	585,800	28,202,100
0.90	8,750	2.03	96.8	2.88	572,200	27,238,900
1.00	8,190	2.13	100.0	3.01	560,100	26,328,700

* Note 1:  Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12 / 750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

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Total Mineral Resource Estimate (inclusive of High Grade) for Carmen Deposit - Inferred

(At Various Cut-off Grades)

Cutoff Grade (Recoverable AuEq* g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq* (g/t)	Gold (ozs)	Silver (ozs)
0.10	24,630	0.56	20.3	0.68	446,600	16,052,300
0.20	14,380,	0.88	27.0	1.07	406,900	12,485,400
0.30	10,860	1.09	32.0	1.34	381,600	11,155,400
0.40	9,460	1.21	34.5	1.49	368,300	10,502,300
0.50	8,420	1.32	36.8	1.62	356,500	9,958,700
0.60	7,450	1.43	39.1	1.75	342,800	9,369,600
0.70	6,640	1.54	41.3	1.89	329,400	8,823,700
0.80	6,000	1.64	43.2	2.01	316,900	8,339,600
0.90	5,450	1.74	45.1	2.13	304,700	7,905,100
1.00	4,980	1.83	46.7	2.24	293,200	7,476,800

* Note 1:  Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12 / 750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Metallurgical Recoveries for Gold & Silver in Carmen Deposit

Micon International, under the supervision of Richard Gowans, P. Eng. Qualified Person, has approved the application of gold and silver metallurgical recovery models based on geographic and grade relationships defined in the recovery characterization tests noted above.   These models take into account the improved geological understanding of the deposit derived from the review and reinterpretation of all available geological and drill data.

Gold recovery in the Carmen deposit is almost always good, based on recovery results from the characterization tests.  The only visible factor influencing recovery appears to be that gold recovery increases with gold grade.

A silver recovery model has been created with reference to:

•

the grade of gold and silver in each sample;

•

the physical location of the sample; and

•

the mineralized structure where the sample was located.

Analysis of the silver recovery data led to the identification of 10 clusters identified as key based on the estimated number of recoverable ounces affected by a cluster.

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In order to validate the gold and silver recovery models, and to facilitate refinements, 72 samples were selected in the summer of 2009 and tested for gold and silver recovery, in the same manner as the previously tested 257 recovery characterization samples. These samples were selected mainly from the 10 key clusters with varying depth, grade, location along strike and structural characteristics. The recovery model projected results in line with those obtained from the most recent laboratory results, supporting the validity of the model.

The gold and silver recovery models can be applied to any block model mineral resource estimate created in respect of the Carmen deposit.

Other Mineral Resource Estimates

The mineral resource estimates for Veta Minitas and Carotare, the other two gold-silver deposits that, with Carmen, comprise the Monterde Project, are expected to be released in the near future.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current mineral resources. The Company is now commencing a formal review of potential economics at the Carmen deposit. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings, CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

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Forward looking statements

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The mineral resource estimate for the Carmen Deposit at Monterde was prepared by Mr. Gary Giroux P.Eng., a senior associate of Micon International, and the results are effective at November 17, 2009.  The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Mare, P.Geo.   Mr. Petrus (Marius) Mare, P.Geo. is the Vice-President Exploration, and the designated Qualified Person (“QP”) for the Monterde project under National Instrument 43-101. Models of the geology and mineralization of gold and silver at Carmen were reviewed and approved by Mr. Terrence Hennessey P.Geo. of Micon International. The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels P.Geo. of PEG Mining Consultants Inc. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans P.Eng., President of Micon International.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company.  The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project, being responsible for quality assurance and quality control (“QA/QC”), and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack and standards inserted after sample preparation in respect of the Monterde Project samples.  Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.